                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*

                              PNC Bank Corporation
                                (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                   693475 10 5
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement
[x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






                        (Continued on following page(s))
                               Page 1 of 17 Pages

____________________

     * The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 693475 10 5                  13G                    Page 2 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Warren E. Buffett    ###-##-####

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   United States Citizen

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   19,453,300 Shares Common Stock

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   19,453,300 Shares Common Stock

11        Aggregate Amount Beneficially Owned By Each Reporting Person
                   19,453,300 Shares Common Stock

12        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

13        Percent Of Class Represented By Amount In Row (9)
                   8.3% Common Stock (see response to Item 4)

14        Type Of Reporting Person*
                   IN

CUSIP No. 693475 10 5                  13G                    Page 3 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Berkshire Hathaway Inc.    04-2254452

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Delaware corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   19,453,300 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   19,453,300 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   19,453,300 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   8.3% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   HC, CO

CUSIP No. 693475 10 5                  13G                    Page 4 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person

          Central States of Omaha Companies, Inc.    47-0600248

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   400,000 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   400,000 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   400,000 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.2% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   HC, CO

CUSIP No. 693475 10 5                  13G                    Page 5 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   National Indemnity Company    47-0355979

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   13,792,300 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   13,792,300 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   13,792,300 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   5.9% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IC, CO

CUSIP No. 693475 10 5                  13G                    Page 6 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   Columbia Insurance Company    47-0530077

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   4,961,000 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   4,961,000 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   4,961,000 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   2.1% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IC, CO

CUSIP No. 693475 10 5                  13G                    Page 7 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person

          Central States Indemnity Co. of Omaha    47-0591908

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Nebraska corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   400,000 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   400,000 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   400,000 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.2% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   IC, CO

CUSIP No. 693475 10 5                  13G                    Page 8 of 17 Pages

1         Name Of Reporting Person
          S.S. Or I.R.S. Identification No. Of Above Person
                   The Fechheimer Brothers Company    31-1000330

2         Check The Appropriate Box If A Member Of A Group*
                   (a)  [ ]
                   (b)  [ ]

________________________________________________________________________________

3         SEC USE ONLY

________________________________________________________________________________

4         Citizenship Or Place Of Organization

                   Delaware corporation

5 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                   -0-

6 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                   300,000 Shares Common Stock

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                   -0-

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                   300,000 Shares Common Stock

9         Aggregate Amount Beneficially Owned By Each Reporting Person
                   300,000 Shares Common Stock

10        Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*
                   [ ]

11        Percent Of Class Represented By Amount In Row (9)
                   0.1% Common Stock (see response to Item 4)

12        Type Of Reporting Person*
                   CO

CUSIP No. 693475 10 5                  13G                    Page 9 of 17 Pages

Item 1(a). Name of Issuer:

                   PNC Bank Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                   One PNC Plaza
                   Fifth Avenue and Wood Street
                   Pittsburgh, Pennsylvania  15265

Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

                   This Statement is filed by the following persons (collectively, the "Reporting Persons"):

                         Warren E. Buffett
                         1440 Kiewit Plaza
                         Omaha, Nebraska 68131
                         (United States Citizen)

                         Berkshire Hathaway Inc.
                         1440 Kiewit Plaza
                         Omaha, Nebraska 68131
                         (Delaware Corporation)

                         National Indemnity Company
                         3024 Harney Street
                         Omaha, Nebraska 68131
                         (Nebraska Corporation)

                         Central States of Omaha Companies, Inc.
                         1212 North 96th Street
                         Omaha, Nebraska  68114
                         (Nebraska Corporation)

                         Central States Indemnity Co. of Omaha
                         1212 North 96th Street
                         Omaha, Nebraska  68114
                         (Nebraska Corporation)

                         Columbia Insurance Company
                         3024 Harney Street
                         Omaha, Nebraska 68131
                         (Nebraska Corporation)

                         The Fechheimer Brothers Company
                         4545 Malsbary Road
                         Cincinnati, Ohio 45252
                         (Delaware Corporation)

Item 2(d). Title of Class of Securities:

                   Common Stock

CUSIP No. 693475 10 5                  13G                   Page 10 of 17 Pages

Item 2(e). CUSIP Number:

                   693475 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)      [ ]   Broker or Dealer registered under Section 15 of the
                         Act:  Not applicable.

          (b)      [ ]   Bank as defined in Section 3(a)(6) of the Act:  Not
                         applicable.

          (c)      [X]   Insurance Company as defined in Section 3(a)(19) of the
                         Act:

                              National Indemnity Company
                              Columbia Insurance Company
                              Central States Indemnity Co. of Omaha

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act: Not applicable.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: Not applicable.

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: Not applicable.

          (g)  [X] Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G):

                              Berkshire Hathaway Inc.
                              Central States of Omaha Companies,
                                Inc.**
                              Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

          (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H): Not applicable.


     ** Central States of Omaha Companies, Inc. is the parent holding company of Central States Indemnity Co. of Omaha. Berkshire Hathaway Inc. is the parent holding company of Central States of Omaha Companies, Inc.

CUSIP No. 693475 10 5                  13G                   Page 11 of 17 Pages

Item 4.   Ownership

          As of December 31, 1994 the Reporting Persons beneficially owned in the aggregate more than five percent of the outstanding Common Stock as follows:

                         Warren E. Buffett

          (a)      Amount Beneficially Owned:  19,453,300 shares Common Stock.

          (b)      Percent of Class:  8.3% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              19,453,300 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 19,453,300 shares Common Stock.

          Berkshire Hathaway Inc.

          (a)      Amount Beneficially Owned:  19,453,300 shares Common Stock

          (b)      Percent of Class:  8.3% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              19,453,300 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 19,453,300 shares Common Stock.

CUSIP No. 693475 10 5                  13G                   Page 12 of 17 Pages

          National Indemnity Company

          (a)      Amount Beneficially Owned:  13,792,300 shares Common Stock.

          (b)      Percent of Class:  5.9% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              13,792,300 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 13,792,300 shares Common Stock.

          Columbia Insurance Company

          (a)      Amount Beneficially Owned:  4,961,000 shares Common Stock

          (b)      Percent of Class:  2.1% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              4,961,000 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 4,961,000 shares Common Stock.

CUSIP No. 693475 10 5                  13G                   Page 13 of 17 Pages

          Central States of Omaha Companies, Inc.

          (a)      Amount Beneficially Owned:  400,000 shares Common Stock.

          (b)      Percent of Class:  0.2% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              400,000 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 400,000 shares Common Stock.

          Central States Indemnity Co. of Omaha

          (a)      Amount Beneficially Owned:  400,000 shares Common Stock

          (b)      Percent of Class:  0.2% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              400,000 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 400,000 shares Common Stock.

CUSIP No. 693475 10 5                  13G                   Page 14 of 17 Pages

          The Fechheimer Brothers Company

          (a)      Amount Beneficially Owned:  300,000 shares Common Stock.

          (b)      Percent of Class:  0.1% of Common Stock.***

          (c)      Number of shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:  none.

                     (ii)     shared power to vote or to direct the vote:
                              300,000 shares Common Stock.

                    (iii) sole power to dispose or direct the disposition of: none.

                     (iv) shared power to dispose or to direct the disposition of: 300,000 shares Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

                         Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                         At this time, no person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of Securities covered by this Information Statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                         See Item 3(c) and Exhibit A

Item 8.   Identification and Classification of Members of the Group.

                         Not applicable.

Item 9.   Notice of Dissolution of Group.

                         Not applicable.

***   Percentages based on 234,869,658 shares of the Issuer's Common Stock outstanding as of November 9, 1994 according to the Issuer's report on Form 10Q for the quarter ended September 30, 1994.

CUSIP No. 693475 10 5                  13G                   Page 15 of 17 Pages

Item 10.  Certification.

                         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 1995.


                                            /s/ Warren E. Buffett
                                            Warren E. Buffett


                                            BERKSHIRE HATHAWAY INC.,
                                            NATIONAL INDEMNITY COMPANY and
                                            COLUMBIA INSURANCE COMPANY


                                            By: /s/ Warren E. Buffett
                                            Warren E. Buffett
                                            Chairman of the Board of the
                                            above-named corporations


                                            CENTRAL STATES OF OMAHA COMPANIES,
                                            INC., CENTRAL STATES INDEMNITY CO.
                                            OF OMAHA and THE FECHHEIMER BROTHERS
                                            COMPANY


                                            By: /s/ Warren E. Buffett
                                            Warren E. Buffett
                                            Attorney-in-Fact

CUSIP No. 693475 10 5                  13G                   Page 16 of 17 Pages

                                    EXHIBIT A


                RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANIES


Parent Holding Companies:

          Berkshire Hathaway Inc.

          Central States of Omaha Companies, Inc.

          Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)


Relevant Subsidiaries Which Are Insurance Companies as Defined in Section 3(a)(19) of the Act:

          National Indemnity Company

          Columbia Insurance Company

          Central States Indemnity Co. of Omaha

Note: No Common Stock of PNC Bank Corporation is held directly by Berkshire Hathaway Inc. or Central States of Omaha Companies, Inc. Other than the indirect holdings of Berkshire Hathaway Inc., no Common Stock of PNC Bank Corporation is held directly or indirectly by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc. 300,000 shares or approximately 0.1% of Common Stock of PNC Bank Corporation are held directly by The Fechheimer Brothers Company which is not a person specified in Rule 13d-1(b)(1)(ii)(A) through (F).

CUSIP No. 693475 10 5                  13G                   Page 17 of 17 Pages

                                    EXHIBIT B

          The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.


/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.                     BORSHEIM'S JEWELRY COMPANY, INC.


By: /s/ Warren E. Buffett                   By: /s/ Warren E. Buffett
         Warren E. Buffett                    Warren E. Buffett
         Chairman of the Board                Chairman of the Board


CENTRAL STATES INDEMNITY                    CENTRAL STATES OF OMAHA
COMPANY OF OMAHA                             COMPANIES, INC.


By: /s/ William McBain Kizer                By: /s/ William McBain Kizer
         William McBain Kizer                 William McBain Kizer
         Chairman of the Board                Chairman of the Board


COLUMBIA INSURANCE COMPANY                  THE FECHHEIMER BROS. CO.


By: /s/ Warren E. Buffett                   By: /s/ Linda L. Metze
         Warren E. Buffett                    Linda L. Metze
         Chairman of the Board                Treasurer


NATIONAL FIRE AND MARINE                    NATIONAL INDEMNITY COMPANY
INSURANCE COMPANY


By: /s/ Warren E. Buffett                   By: /s/ Warren E. Buffett
         Warren E. Buffett                    Warren E. Buffett
         Chairman of the Board                Chairman of the Board


NEBRASKA FURNITURE MART, INC.


By: /s/ Marc D. Hamburg
         Marc D. Hamburg
         Assistant Secretary